UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-15160
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BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant’s name into English)
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Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K. Management's Discussion and Analysis of Financial Results and the Unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2021 included on pages 10 to 66 of the Interim Report to Shareholders of Brookfield Asset Management Inc., contained in Exhibit 99.1 of this Form 6-K, are incorporated by reference into the registration statements of Brookfield Asset Management Inc. on Form F-3 (File Nos. 333-182656 and 333-255310), on Form S-8 (File Nos. 333-214948, 333-204848, 333-178260, and 333-233871) and the registration statements of Brookfield Asset Management Inc., Brookfield Finance Inc. and Brookfield Finance II Inc. on Form F-10 (File Nos. 333-249132, 333-249132-01 and 333-249132-02) and Brookfield Finance LLC, Brookfield Finance (Australia) Pty Ltd, Brookfield Finance II LLC and Brookfield Finance I (UK) PLC on Form F-3 (File Nos. 333-249134, 333-249134-01, 333-249134-02 and 333-249134-03). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: August 16, 2021	By:	/s/ Justin B. Beber
Name: Justin B. Beber Title: Chief Legal Officer and Head of Corporate Strategy

EXHIBIT LIST

Exhibit	Description
99.1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended June 30, 2021
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document